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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                                 Sonicport, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    835465105
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                                 (CUSIP Number)

                               Alex H. Fukui, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                            725 South Figueroa Street
                          Los Angeles, California 90017
                                 (213) 955-7300

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  April 2, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.          835465105                                Page 2 of 5 Pages
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1    NAME OF REPORTING  PERSONS.  I.R.S.  IDENTIFICATION  NOS. OF ABOVE  PERSONS
     (entities only)

     Russel Leventhal

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                               (b) |_|

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     SC

5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                               |_|


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

                                7     SOLE VOTING POWER
         NUMBER OF                    5,138,133
          SHARES
       BENEFICIALLY             8     SHARED VOTING POWER
        OWNED BY                      - 0 -
          EACH
        REPORTING               9     SOLE DISPOSITIVE POWER
          PERSON                      5,138,133
           WITH
                                10    SHARED DISPOSITIVE POWER
                                      - 0 -


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,138,133 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* |_|


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.9%

14   TYPE OF REPORTING PERSON*

     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share, of Sonicport, Inc., a Nevada corporation (the "Company"). The principal executive office of the Company is located at 21621 Nordhoff Avenue, Chatsworth, California 91311.

Item 2. Identity and Background

     (a) Name: Russel Leventhal

     (b) Business Address: 21621 Nordhoff Street, Chatsworth, California 91311

     (c) Principal Occupation: Chief Executive Officer of Allstate Communications, Inc. The principal business of Allstate Communications, Inc. is telecommunications, and its address is 21621 Nordhoff Street, Chatsworth, California 91311.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last 5 years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws

     (f) Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

The securities were acquired in exchange for 1,185,714 shares of common stock of US Dataworks, Inc., a Delaware corporation ("US Dataworks"), previously held by the Reporting Person.

     Item 4. Purpose of Transaction

The Reporting Person acquired shares of common stock of the Company (the "Shares"), totaling an aggregate of 5,138,133 Shares, pursuant to an Amended and Restated Share Exchange Agreement, dated as of March 30, 2001 (the "Agreement"), by and among the Company, US Dataworks, and the sellers named in the Agreement (including the Reporting Person). In connection with the transactions contemplated under the Agreement, a then-current director of the Company (and one of the sellers named in the Agreement), John Cooper, was appointed as the President and Chief Executive Officer of the Company.

Concurrently with the consummation of the Agreement, the Company entered into a Stockholders Voting Agreement, dated as of April 2, 2001 (the "Voting
Agreement"), with two of its stockholders, namely, David Baeza ("Baeza") and Stanton Dodson ("Dodson"), pursuant to which

Baeza and Dodson agreed to vote their Shares to elect the designee of the sellers named in the Agreement to the Board of Directors of the Company. At the closing of the share exchange under the Agreement, Baeza and Dodson contributed back to the Company an aggregate of 2,400,000 Shares.

As a result of the transaction consummated under the Agreement, the sellers named in the Agreement acquired an aggregate of 18,666,667 Shares, 17,066,667 of which were issued on April 2, 2001, with an additional 1,600,000 Shares to be issued within six months of April 2, 2001, the date on which the share exchange was consummated.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Person owns 5,138,133 Shares and warrants to acquire up to an additional 332,000 Shares if such warrants are exercised between April 2, 2001, and April 1, 2006.

     (b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 5,138,133 Shares and does not share power to vote or direct the vote or to dispose or direct the disposition of any of the Shares. The Reporting Person disclaims beneficial ownership of all securities owned or held by any other seller named in the Agreement.

     (c) During the preceding 60 days, the Reporting Person acquired 20,000 Shares on January 29, 2001, 40,000 Shares on February 12, 2001, and 600,000 Shares on March 6, 2001, all of which Shares are included in the 5,138,133 reported herein.

     (d) N/A

     (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     In addition to the Agreement, the Company, on the one hand, and Baeza and Dodson, on the other hand, entered into the Voting Agreement pursuant to which Baeza and Dodson agreed to vote their Shares at any meeting of stockholders, or by written consent in lieu thereof, for the election or removal of a designee of the sellers named in the Agreement (including the Reporting Person), which designee shall be subject to the reasonable approval of Baeza and Dodson, jointly.

Item 7. Material to be Filed as Exhibits

Exhibit No.       Description of Material

     2 Amended and Restated Share Exchange Agreement, dated as of March 30, 2001, by and among the Company, US Dataworks, and the sellers named therein

     9 Stockholders Voting Agreement, dated as of April 2, 2001, by and between the Company, on the one hand, and Baeza and Dodson, on the other hand

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 12, 2001

/s/ Russel Leventhal

RUSSEL LEVENTHAL